

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

**DIVISION OF**
**CORPORATION FINANCE**

October 28, 2024

Bradley Taillon
Chief Executive Officer
Permex Petroleum Corp
1700 Post Oak Boulevard
2 Blvd Place, Suite 600
Houston, TX 77056

> **Re: Permex Petroleum Corp**
> **Form 10-K for the Fiscal Year ended September 30, 2023**
> **Filed July 29, 2024**
> **File No. 001-41558**

Dear Bradley Taillon:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Energy & Transportation